EXHIBIT 99.1

Contact:	Bohn H. Crain Chief Executive Officer Radiant Logistics, Inc. (425) 943-4599

RADIANT LOGISTICS ANNOUNCES RESULTS
FOR THE FISCAL THIRD QUARTER ENDED MARCH 31, 2008

Double-Digit Growth Continues with Quarterly Revenues Increasing 32.9% to $25.8
Million and Adjusted EBITDA Increasing 50.9% to $495,000

BELLEVUE, WA, May 14, 2008 - Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three and nine months ended March 31, 2008.

For the three months ended March 31, 2008, Radiant reported net income of $87,000 on $25.8 million of revenues, or $0.00 per basic and fully diluted share. For the three months ended March 31, 2007, the Company reported net income of $24,000 on $19.4 million of revenues, or $0.00 per basic and fully diluted share.

For the nine months ended March 31, 2008, Radiant reported net income of $1,499,000 on $74.4 million of revenues, or $0.04 per basic and fully diluted share including net non-recurring income of $1,266,000 resulting from a reduction in estimate of liabilities assumed in the Company’s acquisition of Airgroup. For the nine months ended March 31, 2007, the Company reported net income of $248,000 on $52.2 million of revenues, or $0.01 per basic and fully diluted share.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), of $495,000 for the three months ended March 31, 2008, compared to an adjusted EBITDA of $328,000 for the comparable prior year period.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding the non-recurring items, of $1,416,000 for the nine months ended March 31, 2008 compared to adjusted EBITDA of $1,062,000 for the comparable prior year period. In December of 2007, the Company recognized a total of $1,918,000 in non-recurring income in connection with a reduction of its estimate of liabilities assumed in the acquisition of Airgroup and related tax indemnities net of $652,000 in corresponding tax expense. This income is not included in our adjusted EBITDA calculation for the nine months ending March 31, 2008. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

EXHIBIT 99.1

“We remain very pleased with our continued revenue growth and our improved profitability,” said Bohn Crain, Chairman and CEO. “For the quarter ended March 31, 2008, revenues increased to $25.8 million compared to $19.4 million, a 32.9% improvement from the comparable prior period and net transportation revenues increased to $9.5 million from $7.1 million, a 33.5% improvement from the comparable prior period. This positive trend also continued in terms of profitability with our adjusted EBITDA improving 50.9% over the comparable prior year period to $495,000.”

Crain continued, “In addition to our efforts to drive organic growth, we also remain very active in exploring potential acquisition opportunities. Through this process we have identified and are in conversations with a select number of potential partners that could materially accelerate our growth and I look forward to updating you on our progress over the course of 2008 as these opportunities continue to develop.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business. A reconciliation of adjusted EBITDA amounts to the most directly comparable GAAP measure for the three and nine months ended March 31, 2008 and 2007 is shown below:

EXHIBIT 99.1

(Amounts in 000’s)	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2008	2007	2008	2007

Net income	$87	$24	$1,499	$248

Interest expense - net	26	3	98	9
Income tax expense (benefit)	36	37	772	18
Depreciation and amortization	239	209	721	600

EBITDA	388	273	3,090	875
Stock-based compensation and other non-cash charges	107	55	244	187
Change in estimate of liabilities assumed in Airgroup acquisition	-	-	(1,431)	-
Tax indemnity	-	-	(487)	-

Adjusted EBITDA	$495	$328	$1,416	$1,062

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Thursday May 15, 2008 at 4:00pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 283780.

About Radiant Logistics (OTC BB: RLGT)

Radiant Logistics (www.radiant-logistics.com) is executing a strategy to build a global transportation and supply chain management company through organic growth and the strategic acquisition of regional best-of-breed non-asset based transportation and logistics providers, to offer its customers domestic and international freight forwarding and an expanding array of value added supply chain management services, including asset recovery/reverse logistics, order fulfillment, inventory management and warehousing. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

EXHIBIT 99.1

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors relating to our ability to develop additional agency locations, as well as to locate and finance acquisition opportunities, as well as other important factors that could cause our actual results to differ from our expectations, include but are not limited to those risk factors disclosed in our Report on Form 10-K for the year ended June 30, 2007 and other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets
(UNAUDITED)

	March 31,	June 30,
	2008	2007
ASSETS
Current assets -
Cash and cash equivalents	$279,626	$719,575
Accounts receivable, net of allowance for doubtful accounts of $641,493 at March 31, 2008 and $259,960 at June 30, 2007	13,536,141	15,062,910
Current portion of employee loan receivables and other Receivables	176,592	42,800
Prepaid expenses and other current assets	153,276	59,328
Deferred tax asset	805,516	234,656
Total current assets	14,951,151	16,119,269

Property and equipment, net	810,513	844,919
Acquired intangibles, net	1,379,253	1,789,773
Goodwill	7,433,057	5,532,223
Employee loan receivable	40,000	80,000
Investment in real estate	40,000	40,000
Deposits and other assets	173,056	618,153
	$24,827,030	$25,024,337

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Notes payable	$233,306	$800,000
Accounts payable and accrued transportation costs	9,709,769	13,270,756
Commissions payable	1,155,562	700,020
Other accrued costs	205,845	344,305
Income taxes payable	1,084,917	224,696
Total current liabilities	12,389,399	15,339,777

Long term debt	3,011,269	1,974,214
Deferred tax liability	468,945	608,523
Total liabilities	15,869,613	17,922,514

Minority Interest	11,840	57,482

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized: issued and outstanding: 34,401,696 at March 31, 2008 and 33,961,639 at June 30, 2007	15,857	15,417

Additional paid-in capital	7,539,252	7,137,774
Accumulated earnings (deficit)	1,390,468	(108,850)
Total stockholders’ equity	8,945,577	7,044,341
	$24,827,030	$25,024,337

RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)
(unaudited)

	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,

	2008	2007	2008	2007

Revenue	$25,765,377	$19,394,026	$74,431,411	$52,155,055
Cost of transportation	16,264,393	12,278,178	48,093,022	33,357,039
Net revenues	9,500,984	7,115,848	26,338,389	18,798,016

Agent commissions	6,611,130	5,419,646	18,617,364	14,389,716
Personnel costs	1,199,467	659,130	3,836,707	1,747,252
Selling, general and administrative expenses	1,268,558	742,061	2,703,589	1,760,558
Depreciation and amortization	238,822	209,348	720,426	600,295
Total operating expenses	9,317,977	7,030,185	25,878,086	18,497,821

Income (loss) from operations	183,007	85,663	460,303	300,195

Other income (expense):
Interest income	800	2,490	3,200	6,801
Interest expense	(27,173)	(5,397)	(101,045)	(15,849)
Other- non recurring			1,918,146
Other	(47,811)	(21,783)	(54,550)	(24,466)
Total other income (expense)	(74,184)	(24,690)	1,765,751	(33,514)

Income before income tax benefit and minority interest	108,823	60,973	2,226,054	266,681

Income tax expense	35,841	37,449	772,378	18,327

Income before minority interest	72,982	23,524	1,453,676	248,354

Minority Interest	13,696	(18)	45,642	(18)

Net income	$86,678	$23,506	$1,499,318	$248,336

Net income per common share - basic	$-	$-	$.04	$.01
Net income per common share - diluted	$-	$-	$.04	$.01

Weighted average shares outstanding:
Basic shares	34,115,010	33,961,639	34,012,391	33,856,712
Diluted shares	34,134,454	34,162,532	34,218,416	34,363,106

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By (Used In) Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges. We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges. Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance. We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow provided by (used in) operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by (used in) operating activities:

	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2008	2007	2008	2007

Adjusted EBITDA	$495,241	$327,978	$1,415,870	$1,062,395
Stock-based compensation and other non-cash charges	107,527	54,768	244,049	186,389
Change in Estimate of liabilities assumed in Airgroup Acquisition		-	1,431,452	-
Tax indemnity		-	486,694	-
EBITDA	387,714	273,210	3,089,967	876,006

Depreciation and amortization	238,822	209,348	720,426	600,295
Interest expense, net	26,373	2,907	97,845	9,048
Income tax expense	35,841	37,449	772,378	18,327
Net income	86,678	23,506	1,499,318	248,336

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Non-cash compensation expense (stock options)	57,282	49,255	150,384	141,876
Stock issuable for investor relations services	37,500		37,500
Amortization of intangibles	136,840	152,956	410,520	458,871
Depreciation and amortization	101,982	56,392	309,906	141,423
Amortization of deferred tax liability	(46,526)	(52,005)	(139,578)	(156,016)
Other deferred taxes	10,935	11,935	(570,860)	(6,661)
Minority interest in income of subsidiaries	(13,697)	12,018	(45,642)	12,018
Amortization of employee receivable			40,000	40,000
Provision for doubtful accounts	165,629	24,517	381,533	23,369
Tax indemnity			(486,694)	-
Change in purchased accounts receivable		-	-	(6,128)

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	(782,232)	(1,792,191)	1,145,236	(3,182,902)
Other receivables	(2,375)	(1,200)	(8,792)	(1,271)
Prepaid expenses and other current assets	(40,983)	(3,269)	334,898	(33,100)
Accounts payable & accrued transportation costs	139,819	1,358,876	(3,346,953)	3,458,480
Commissions payable	450,906	317,847	455,542	547,167
Other accrued costs	15,016	8,881	(138,460)	(47,966)
Income taxes payable	(178,568)	(505,887)	860,221	(880,564)
Total adjustments	51,528	(361,875)	(611,239)	508,596

Net cash provided (used) by operating activities	$138,206	$(338,369)	$888,079	$756,932